ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, DC 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

January 24, 2014

H. Roger Schwall, Esq.

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	North Atlantic Drilling Ltd.

Registration Statement on Form F-1

File No. 333-185394

Registration Statement on Form F-4

File No. 333-185395

Dear Mr. Schwall:

On January 14, 2014, North Atlantic Drilling Ltd. (the “Company”) publicly filed via EDGAR the fourth amended registration statement on Form F-1 (the “Fourth Amended Registration Statement on Form F-1”) and the fourth amended registration statement on Form F-4 (the “Fourth Amended Registration Statement on Form F-4” and together with the Fourth Amended Registration Statement on Form F-1, the “Fourth Amended Registration Statements”), which included recent changes to the Company’s management, the Company’s newly contemplated issuance of senior unsecured notes and certain clarifying changes, including updates for the passage of time. On January 15, 2014, in advance of publicly filing the fifth amended registration statements on Form F-1 and Form F-4, the Company provided the Staff via SEC Correspondence with the changes the Company proposed to make to each respective prospectus contained therein, including the Company’s expected price range and certain related information (the “Pricing and Related Information”). The exhibits only registration statement on Form F-4 (the “Fifth Amended Registration Statement on Form F-4”) was publicly filed with the Commission via EDGAR for review on January 17, 2014 solely for the purpose of including Exhibit 99.1. By letter dated January 22, 2014, the Staff provided the Company with its comments (the “Comment Letter”) to the Pricing and Related Information, the Fourth Amended Registration Statements and the Fifth Amended Registration Statement on Form F-4. On January 23, 2014, the Company provided the Staff via SEC Correspondence with the changes the Company proposed to make to the Company’s registration statement on Form F-1 and the prospectus contained therein, in response to the Comment Letter (the “Proposed Changes”).

By letter dated January 23, 2014, the Staff provided the Company with its comments (the “Additional Comment Letter”) to the Proposed Changes. We hereby enclose for your review in advance of filing via EDGAR, certain pages of the Company’s amended registration statement on Form F-1 which reflect the changes the Company proposes to make to the prospectus contained therein that respond to the Staff’s comments contained in the Additional Comment Letter. The Company advises the Staff that it plans to make corresponding changes to the Company’s registration statement on Form F-4.

The following numbered paragraphs correspond to the numbered paragraphs in the Additional Comment Letter.

1.	Please remove the reference to “Joint Bookrunners,” since this information is not required by Item 501 and is not key to an investment decision. We do not object to this information on the back cover.

The Company confirms that it has removed reference to “Joint Bookrunners” on the prospectus cover.

2.	We do not concur with your response to comment 2 of our letter dated January 22, 2014. Either revise the “As Adjusted” and “As Further Adjusted” columns in the Capitalization section to reflect the notes offering or expand the related footnote to indicate, rather than cross-reference, the size of the offering, the status of the offering and the expected use of proceeds of the offering.

In response to the Staff’s comment, the Company has revised its disclosure in footnote (2) of the “Capitalization” table to include the expected size of the Company’s offering of senior unsecured notes, the status of the offering and the expected use of proceeds of the offering. This information is also included in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources.” In this connection the Company advises the Staff supplementally that the senior unsecured notes are currently being marketed privately. The terms of the notes have not been set, and the Company does not know when the pricing of the notes will take place. Accordingly, the Company has included in the revised footnote to the “Capitalization” table that the notes are being marketed in private transactions, that the terms of the senior unsecured notes, including pricing, have not been set, and that the issuance of the senior unsecured notes is not subject to and not contingent on the closing of this offering. The Company has made conforming changes under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources.”

To the extent the pricing of the notes occurs prior to the pricing of the common shares and results in terms that are material to investors in the Company’s common shares that have not already been disclosed in the Company’s “red herring” prospectus, the Company will include such material terms in a free writing prospectus and in its final prospectus.

* * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Keith Billotti at (212) 574-1274 or Filana Silberberg at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.